Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder:

We consent to the incorporation by reference in the Registration Statement No. 333-125332 on Form S-8 of The Home Depot, Inc. of our report dated June 24, 2011, with respect to the statements of net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2010 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of The Home Depot FutureBuilder.

/s/ KPMG LLP

Atlanta, Georgia

June 24, 2011